U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[X] Form 1O-K   [  ] Form 11-K   [  ] Form 10-Q   [  ] Form N-SAR
For Period Ended: December 31 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information

         Full Name of Registrant:     VITECH AMERICA, INC.
         Former Name if Applicable:   Not Applicable

                            2190 Northwest 89th Place
            --------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                              Miami, Florida 33172
                            -------------------------
                            City, State and  Zip Code

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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)


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


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -  Narrative

State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]


         The Form 10-K could not be filed within the prescribed time period because of additional time required by the Registrant's management to provide certain information to be included in such Form 10-K.

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Part IV - Other Information
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         (1) Name and telephone number of person to contact in regard to this notification:

 Edward Kelly                  (305)                         477-1161
 -------------------------------------------------------------------------------
    (Name)                  (Area Code)                 (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                           [x] Yes               [  ]No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                           [X] Yes               [ ]No

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


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See attached Exhibit A.

                                     Vitech America, Inc.
                                     -------------------------------------------
                                    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    March 30, 2000                        VITECH AMERICA, INC.


                                               By:/s/ Edward A. Kelly
                                               ----------------------
                                                      Edward A. Kelly
                                               Its: Chief Financial Officer

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


Exhibit A:



 VITECH AMERICA REPORTS SEQUENTIAL QUARTERLY IMPROVEMENT IN SALES AND EARNINGS
                              FOR 4TH QUARTER 1999

           - 1999 4th Quarter Sales reach $31.3 million, QEPS $0.04 -

Miami, FL, March 30, 2000 - Vitech America, Inc. (NASDAQ: VTCH), a leading US-based provider of PC-based Information Technology solutions direct to business and individual clients today reported sales of $100.4 million for the year ended December 31, 1999. This compares to $195.3 million in the prior year. The Company reported a net loss of $21.1 million for the year ended December 31, 1999, compared to net income of $17.9 million in 1998. Earnings per share were ($1.42) on approximately 14.9 million shares outstanding, diluted, as compared to $1.34 per share, on approximately 13.35 million shares, diluted, for 1998. Earnings for the year ended December 31, 1999 include a $19 million charge associated with the devaluation of the Brazilian currency which occurred in the first quarter of 1999.

For the fourth quarter ended December 31, 1999, sales were $31.3 million, down from $75.5 million in the same period of 1998, a decrease of 58.6%. Net income for the quarter was $.6 million, or $.04 per share assuming dilution, compared to $6.2 million or $0.42 per share assuming dilution, in the prior year's fourth quarter. The Company sold a total of 22,000 PCs and servers to Business and SoHo markets, including the Internet market during the fourth quarter of 1999, as compared to 37,000 units in the fourth quarter of 1998.

"The fourth quarter of 1999 showed improved sequential sales and profit performance from prior quarters of the year," said William St. Laurent, President and COO of Vitech America, Inc. "During the entire year of 1999, sales were hard won, initially because of the devaluation of the Brazilian Real, then because of reduced business purchasing due to Y2K and ongoing product supply issues including industry-wide chip shortages late in 1999 caused by the Taiwan earthquake. For the year, we have made some good advances. We introduced some sophisticated new solutions, brought in Gateway as an investor, controlled operating expenses, streamlined and improved factory operations, and improved the efficiency of our sales teams for selling solutions."

During 1999, the Company introduced Microtec Digital World (MDW) as a host of complete solutions for specific target markets to support Business clients under a marketing campaign to increase awareness that the Company had entered into the larger market for IT solutions. The products include components of hardware, software, Internet, installation, training, support and administration directed toward


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


strategically chosen markets where the Company has traditional presence and a known customer base. MDW provides a one-stop shopping approach in its niche markets. Based around web-centric software, MDW solutions include Microtec Educational, Smart Health, Smart City, and Retail Automation, as well as customer-specific projects in e-commerce and web-centric solutions for Business clients.

Also during 1999, the Company focused on broadening its Internet strategy and presence through a strategic alliance with Internet provider ZAZ and with business-to-business Internet Solution Provider, ITC.net. Vitech and ZAZ created a personal computing package that includes two years of free Internet service for customers throughout Brazil. ZAZ, an affiliate of TERRA and Telefonica de Espana, has 350,000 users online and is one of the largest Internet Service Provider in Brazil, offering nationwide coverage. ITC.net and Vitech signed joint marketing agreements to better serve Business clients throughout Brazil with Internet Solutions.

Late in 1999, the Company entered into a relationship with Gateway Companies, Inc., a leading direct seller of personal computers in the United States, whereby Gateway made an investment in the Company. Gateway also provides broad assistance in vendor and supply relationships, purchasing, engineering, brand development, logistics, financing, and strategic development of the market. The Company has rights for exclusive use of the Gateway brand in Brazil. St. Laurent said, "Vitech should see substantial benefits during the course of the year 2000 from this relationship, including more competitive costs and terms for products, improved manufacturing processes, improved customer care systems, and increased sales power with Business clients." The Company intends to use this relationship in order to realize the synergies between the companies and to further develop its business model in Brazil and beyond. Gateway has the right to buy the Company under certain conditions.

For the year ended December 31, 1999, International Data Group (IDG) honored the Company as the "Best Local Company" in the PC segment within the sector of Single User Hardware Systems. This rating was based on various criteria: market share, company's image in the marketplace, mix of products and services, local production.

"As the year progressed, economic uncertainties prevalent earlier were replaced with cautious optimism," commented Mr. St. Laurent. "Fast recovery and stabilization in the economy caused increased interest at all levels for broad PC-based IT solutions during the year. Looking forward, the year 2000 appears to be off to a better start than 1999. Demand will continue to be stronger, especially in 2001. We are very excited about the prospects for 2000 and 2001, based on our current


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


line-up of products, industry partnerships and strategic relationships."

Corporate Information
Vitech America, Inc., a Miami-based company, is a leading provider of PC-based Information Technology solutions direct to business and individual clients, including the manufacture and marketing of PCs, servers and related products, business systems integration products and turn-key business solutions in Brazil under the names: Microtec Digital World and Microtec(TM), with product lines of Mythus(TM), Quest(TM), Spalla(TM), Vesper(TM) and Vision(TM).

Except for the historical information herein, the matters discussed in this press release include forward-looking statements that may involve a number of risks and uncertainties. Future results may vary significantly based on a number of factors, including, but not limited to, risks in market acceptance of new products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, both here and in Brazil and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

For more information, please contact:
Ed Kelly, CFO - Vitech America, Inc.      (305) 477-1161     edkelly@vitech.net

                                 (Tables Follow)



                              Vitech America, Inc.
                              Summary of Operation
                                   (unaudited)

                                                         Three Months Ended                              Year Ended
                                                            December 31,                                December 31,
                                          ------------------------------------------   ------------------------------------------
                                                     1999                   1998                   1999                  1998
                                                     ----                   ----                   ----                  ----
Sales:                                  $         31,287,094   $         75,513,490  $          100,423,084 $        195,334,579
Gross profit:                           $         12,289,693   $         30,567,015  $           40,767,523 $         79,704,190
SG&A:                                   $         10,488,036   $         16,641,855  $           28,496,987 $         41,586,843
Operating income:                       $          1,801,657   $         13,925,160  $           12,270,536 $         38,117,347
Interest & financing expenses           $          3,055,036   $          8,008,686  $           17,127,358 $         17,357,001
Other income                            $          2,719,065   $                 --  $            2,719,065 $                 --
Foreign currency loss (gain)            $            906,524   $        (1,632,141)  $           19,009,336 $          1,603,670
Net income (loss):                      $            603,162   $          6,192,570  $         (21,103,093) $         17,862,012
Earnings (loss) per share- basic        $               0.04   $               0.42  $               (1.42) $               1.36
Earnings (loss) per share-diluted:      $               0.04   $               0.42  $               (1.42) $               1.34


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

                              Vitech America, Inc.
                              Summary Balance Sheet
                                   (unaudited)

                                                                 December 31, 1999              December 31, 1998
                                                             ----------------------      --------------------------
                            Assets
                            ------
       Current Assets:
         Cash                                                $          1,024,420        $              7,719,185
         Accounts receivable, net of reserves                          58,772,833                      75,893,857
         Inventories                                                   28,678,882                      40,351,585
         Other accounts receivable                                             --                      14,676,585
         Other current assets                                           5,478,986                       8,538,379
                                                               ---------------------------------------------------
                Total current assets                                   93,955,121                     147,179,591

       Other accounts receivable:                                                                       2,677,906
       Goodwill                                                        19,097,686                      20,191,646
       Property, plant & equipment                                     24,113,528                      19,696,097
       Other assets                                                    11,271,842                       5,921,735
                                                               ---------------------------------------------------
                Total assets                                 $        148,438,177        $            195,666,975
                                                               ===================================================

              Liabilities & Shareholders' Equity
       Current liabilities:
         Trade accounts payable                              $         25,208,408        $             36,748,951
         Short-term debt                                                6,321,603                      25,899,557
         Accrued expenses                                               1,986,919                       4,811,130
         Taxes payable                                                    940,000                       2,845,792
         Notes payable - related                                       13,564,505                       6,700,000
                                                               ---------------------------------------------------
                Total current liabilities                              48,021,435                      77,005,430

       Convertible notes                                               43,882,921                      13,730,535
       Long-term debt                                                   2,808,789                       2,709,655
       Total shareholders'                                             53,725,032                     102,221,355
       equity
                                                               ---------------------------------------------------
                                                               ---------------------------------------------------
            Total liabilities & shareholders' equity         $        148,438,177        $            195,666,975
                                                               ===================================================


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